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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No. ______1_____)



                            PENSKE MOTORSPORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                  709 598 10 6
--------------------------------------------------------------------------------

                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

        PENSKE CORPORATION
        FEIN: 23-1717338

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE CORPORATION


  NUMBER OF SHARES                              5     SOLE VOTING POWER


BENEFICIALLY OWNED BY                           6     SHARED VOTING POWER

                                                      7,801,875(1)

   EACH REPORTING                               7     SOLE DISPOSITIVE POWER


    PERSON WITH                                 8     SHARED DISPOSITIVE
                                                      POWER

                                                      7,801,875(1)

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,801,875

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        SEE FOOTNOTE (1)

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        54.9%

12      TYPE OF REPORTING PERSON*

        CO


(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SHARES, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES.



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CUSIP NO. 709 598 10 6

                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13D-1(C)
                    ________________________________________

ITEM 1:

           A) NAME OF ISSUER:

              Penske Motorsports, Inc.

           B) ADDRESS OF ISSUER'S PRINCIPAL OFFICE:

              13400 West Outer Drive
              Detroit, MI 48239

ITEM 2:

           A) NAME OF PERSON FILING:

              The name of the person filing this statement is Penske Corporation, a Delaware corporation.

              With respect to 7,801,875 shares, Penske Corporation may be deemed to share voting and dispositive power with Penske Performance, Inc., a Delaware corporation, PSH Corp., a Delaware corporation, and Roger S. Penske, a United States citizen, Facility Investments, Inc. a Florida corporation, International Speedway Corporation, a Florida corporation and the "France Family Group" (described below) which have each filed a Schedule 13D. The relationship between Penske Corporation and such persons is described below:

                        PSH Corp., a Delaware corporation, is a partially owned subsidiary of Penske Performance Inc., and is the record holder of 7,801,875 shares of common stock, par value $.01 per share of Penske Motorsports, Inc., that are the subject of this filing.

                        Penske Performance Inc., a Delaware corporation, owns directly 80.0% of the stock of PSH Corp. and Facility Investments Inc. own 20.0% of the stock of PSH Corp.

                        Penske Corporation, a Delaware corporation, owns directly all of the stock of Penske Performance, Inc.



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CUSIP NO. 709 598 10 6

                 SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(C)
                        ________________________________________


                        Roger S. Penske, a United States citizen, beneficially owns approximately 57% of the stock of Penske Corporation.

                        International Speedway Corporation, a Florida corporation, owns directly all of the stock of Facility Investments, Inc.

                        The France Family Group owns approximately 55.0% of the total of all classes of stock of International Speedway Corporation, which represents 61.9% of the votes represented by the total of all classes of stock of International Speedway Corporation. The France Family Group, consists of the living lineal descendants of William H.G. France, and Anne B. France, some spouses of such descendants and various entities controlled by such descendants and their spouses, which consists of the following natural persons and other entities:
                        William C. France, a United States citizen; Betty Jane France, a United States citizen; James C. France, a United States citizen; Sharon M. France, a United States citizen; Lesa D. Kennedy, a United States citizen; Brian Z. France, a United States citizen; Jamison C. France, a United States citizen; Jennifer A. France, a United States citizen; Amy L. France, a United States citizen; Benjamin Z. Kennedy, a United States citizen; Western Opportunity Limited Partnership, a Nevada limited partnership; Sierra Central Corp., a Nevada corporation; Principal Investment Company, a Nevada corporation; White River Investment Limited Partnership, a Nevada limited partnership; Cen Rock Corp., a Nevada corporation; Secondary Investment Company, a Nevada corporation; Polk City Limited Partnership, a Nevada limited partnership; Boone County Corporation, a Nevada corporation; Carl Investment Limited Partnership, a Nevada limited partnership; Quaternary Investment Company, a Nevada corporation; NASCAR, a Florida corporation; and Automotive Research Bureau, a Florida corporation.


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CUSIP NO. 709 598 10 6


  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                RULE 13D-1(C)
                  ________________________________________

        B)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal office of Penske Corporation and Roger S. Penske is:

                  13400 West Outer Drive
                  Detroit, MI 48239-4001

                  The address of the principal office of Penske Performance Inc. and PSH Corp. is:

                  1100 Market Street, Suite 780
                  Wilmington, DE  19801


                  The address of the principal business office of Western Opportunity Limited Partnership, Sierra Central Corp., Principal Investment Company, White River Investment Limited Partnership, Cen Rock Corp., Secondary Investment Company, Polk City Limited Partnership, Boone County Corporation, Carl Investment Limited Partnership, and Quaternary Investment Company is:

                  201 West Liberty Street,
                  Suite 102
                  Reno, NV  89501

                  The address of the principal business office of International Speedway Corporation, Facility Investments, Inc., and the other members of the France Family Group not listed in the preceding paragraph is:

                  1801 West International Speedway Boulevard
                  Daytona Beach, FL  32114


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CUSIP NO. 709 598 10 6

                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13D-1(C)
                    ________________________________________


           C)    CITIZENSHIP:

                 This portion of the Schedule 13G is completed by incorporating the information contained in Item 4 of the copies of the second part of the cover page which are incorporated herein by reference.

           D)    TITLE OF CLASS OF SECURITIES:

                 Common Stock

           E)    CUSIP NUMBER:

                 709 598 10 6

ITEM 3:

Not Applicable.

ITEM 4:    OWNERSHIP

           A)    AMOUNT BENEFICIALLY OWNED:
                 7,801,875

           B)    PERCENT OF CLASS:
                 54.9%

           C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                       -0-

                 (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                       7,801,875



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CUSIP NO. 709 598 10 6

                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13D-1(C)
                    ________________________________________


                 (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                        OF:

                        -0-


                  (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                        7,801,875


ITEM 5:     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


Not Applicable.


ITEM 6:     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:



See response to Item No. 2 for persons who may be deemed to have the right to receive or the power to direct, the receipt of dividends from or the proceeds from the sale of 7,801,875 shares of such securities (and such interest relates to more than five percent of such class).



ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:


Not applicable.


ITEM 8:     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:



Not Applicable.


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CUSIP NO. 709 598 10 6

                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13D-1(C)
                    ________________________________________



ITEM 9:   NOTICE OF DISSOLUTION OF GROUP:


Not Applicable.


ITEM 10:  CERTIFICATION:



Not Applicable.


                                   SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                        PENSKE CORPORATION


                        BY: /s/ Roger S. Penske
                           --------------------------------------

                                ITS: Chairman of the Board
                                    -----------------------------

                                      2/11/98
                        -----------------------------------------
                        DATE



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